Exhibit 1
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FOR IMMEDIATE RELEASE                                              29 March 2007


                              WPP GROUP PLC ("WPP")

                  Lightspeed Research acquires Foresight in US


WPP announces that its wholly-owned operating company Lightspeed Research, a global interactive data solutions provider to the marketing research industry, has acquired the business of Foresight International, Inc. ("Foresight") a specialist in survey consulting.

Founded in 1994, Foresight is based in Lake Zurich, Illinois and employs 37 people. Clients include Citigroup, UTC, Enterprise, HCA and Cox Communications.

Foresight's unaudited revenues for the year ended 31 December 2006 were US$7.2 million, with gross assets at the same date of US$5.9 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                           + 44 (0)20 7408 2204
www.wpp.com
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